[LETTERHEAD OF DEBEVOISE & PLIMPTON LLP]
June 3, 2011
Max A. Webb
Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
VIA EDGAR

Re:	LRI Holdings, Inc. Registration Statement on Form S-4 Filed April 18, 2011 File No. 333-173579 & -01 to -03
Dear Mr. Webb:
          This letter sets forth the responses of LRI Holdings, Inc. (the “Registrant”) to the comments contained in your letter, dated May 12, 2011, relating to the Registration Statement on Form S-4 File No. 333-173579 & -01 to -03, filed on April 18, 2011 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold/italicized text below, and the responses of the Registrant are set forth in plain text immediately beneath each comment.
          The Registrant is submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which contains changes from the Registration Statement (i) to reflect responses to the Staff’s comments on the Registration Statement and (ii) to update the Registration Statement to reflect the Registrant’s financial condition and results of operations as of and for its fiscal third quarter. We enclose with the paper copy of this letter two copies of a clean version of Amendment No. 1, as well as two copies of a blacklined version of Amendment No. 1, marked to show changes from the Registration Statement filed on April 18, 2011. Page references in the responses below are to Amendment No. 1.

General
1.	Please make the ratio of earnings to fixed charges a separately captioned table instead of one of the other data presented on page 14.
          In response to the Staff’s comment, the Registrant has included the ratio of earnings to fixed charges as a separately captioned table on page 13 of Amendment No. 1. Accordingly, the Registrant has deleted the presentation of the ratio of earnings to fixed charges as separate line items in the Summary and Selected Historical Consolidated Financial and Operating Data sections of Amendment No. 1.
Risk Factors, page 21
Changes in food and supply costs could adversely affect our results of operations, page 21
2.	Please revise to disclose that beef prices have risen substantially in recent months and that your fixed price contract for beef expires in July 2011. Also, here or at another appropriate spot, please name the party your beef contract is with.
          In response to the Staff’s comment, the Registrant has revised the risk factor on page 22 of Amendment No. 1.
You may have difficulty selling the Old Notes, page 28
3.	Since this is not a risk of the securities being offered, either delete it or move it to the back of the risk factor section.
          The Registrant has moved this risk factor to page 40 of Amendment No. 1 in response to the Staff’s comment.
The Exchange Offer, page 42
Terms of the Exchange Offer, page 42
4.	We note your reservation of the right to amend the terms of the offer. Please revise to clarify that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of a material change.
          In response to the Staff’s comment, the Registrant has added an additional sentence to the second to last bullet point on page 43 of Amendment No. 1.

5.	We note your disclosure indicating that any old notes not accepted for exchange will be returned “as promptly as practicable” after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.
          In response to the Staff’s comment, the Registrant has deleted the phrase “as promptly as practicable” and replaced it with the word “promptly” on pages 43 and 46 of Amendment No. 1, and on pages 7, 13 and 15 of Exhibit 99.1 to Amendment No. 1.
Acceptance of the Old notes for Exchange, page 44
6.	Please revise to state that you will issue the New Notes promptly after expiration rather than acceptance.
          Pages 8 and 46 of Amendment No. 1 have been revised in response to this comment to state that the New Notes will be issued promptly after expiration of the exchange offer.
Market Data and Forecasts, page 85
7.	Please revise, here and elsewhere as appropriate, to replace “guests” with “customers” if you mean persons who purchase your food and beverages.
          In response to the Staff’s comment, the Registrant has replaced the word “guests” with the word “customers” on pages 85, 86 and 88 of Amendment No. 1.
Qualitative and quantitative disclosures of market risk, page 84
8.	We note from press accounts that beef prices have risen to near record levels in recent months. We also note your disclosure that your fixed price beef supply agreement will expire in July 2011. With a view to revised disclosure in MD&A, please tell us whether there are any known trends in beef and other commodity prices which have materially affected, or could materially affect in the near term, your results of operations.
          In response to the Staff’s comment, the Registrant has revised the statements on page 84 of Amendment No. 1.

Management, page 96
Board of Directors, page 97
9.	Please revise the director biographies to provide the information called for by amended Item 401(e)(1) of Regulation S-K, including a brief discussion of the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as director.
          In response to the Staff’s comment, the Registrant has revised the director biographies on pages 96 through 98 of Amendment No. 1.
Executive Compensation, page 100
Competitive Analysis, page 101
10.	It appears from your disclosure that you use compensation data about other companies to, at least in part, base, justify, or provide a framework for your compensation decisions. We note in this regard disclosure that you use survey data from the CRCA Survey “to assist with the assessment of [y]our compensation programs.” Please clarify how you use this survey data to structure compensation for your named executive officers. Additionally, please identify the companies to which you benchmark and disclose the degree to which the compensation committee considers such companies comparable to you or advise. Refer to Item 402(b)(2)(xiv) of Regulation S-K. For additional guidance, see Regulation S-K Compliance and Disclosure Interpretation 118.05.
          The Registrant has revised the Executive Compensation section on pages 101 and 102 of Amendment No. 1 in response to the Staff’s comment. The Registrant’s analysis takes into account compensation paid by a group of companies in the CRCA Survey that are pooled together by a range of annual revenues that encompasses the Registrant’s annual revenue. Companies in the group are not identified, and therefore the Registrant cannot (i) identify the names of its companies to which it benchmarks or (ii) provide greater detail concerning its compensation decisions based on this data by comparing factors such as education and experience of the Registrant’s named executives with those of the group companies. The Registrant looks at the average base salary, average annual bonus and average total compensation of the executive officers in the applicable pool of companies and compares it to the base salary, annual bonus and total compensation of the Registrant’s named executive officers in similar positions. The Registrant’s CEO considers this data and applies his own independent judgment and assessments of performance of the individual named executive officer in recommending to the Committee base salary increases, if any, short-term incentive targets as a percentage of base pay and total compensation.

Description of the Notes, page 121
Repurchase at the Option of Holders, page 135
11.	Please revise page 135 and 137 to include cross-references to the respective definitions of “change of control” and “asset sale.”
          In response to the Staff’s comment, the Registrant has included the requested cross-references on page 135 and on page 137 of Amendment No. 1.
Certain United States Federal Income Tax Considerations, page 197
12.	Please revise the section heading to reference the “material,” rather than “certain,” federal income tax considerations.
          In response to the Staff’s comment, the Registrant has revised the section heading on page 197 of Amendment No. 1 (and related cross-references throughout Amendment No. 1) to refer to the “material,” rather than “certain,” federal income tax considerations.
Exhibit 5.2
13.	The legality opinion should speak as of the date of effectiveness. Please have counsel revise the second sentence of the second to last full paragraph on page 2 accordingly or confirm that counsel will refile the opinion reasonably close to the date of effectiveness.
          In response to the Staff’s comment, a form of revised legal opinion of Bass, Berry and Sims PLC has been filed as Exhibit 5.2 to Amendment No. 1. Counsel will file the signed opinion two business days prior to the date of effectiveness of the registration statement.
14.	Investors are entitled to rely on the legality opinion. Please have counsel revise the last full paragraph on page 2 to remove the word “solely.”
          The form of legal opinion filed as Exhibit 5.2 to Amendment No. 1 has been revised to delete the word “solely” in response to the Staff’s comment.

Exhibit 5.3
15.	Please have counsel remove the language “that in our experience are normally applicable to transactions of the type contemplated by the indenture” from the second paragraph. We view this language as an inappropriate practice qualification.
          In response to the Staff’s comment, the language quoted above has been deleted from the legal opinion of Stinson Morrison Hecker LLP filed as Exhibit 5.3 to Amendment No. 1.
16.	Refer to assumptions (h) and (i) on page 3. It is inappropriate for counsel to make these assumptions as to persons who include its client. Please remove these assumptions or tell us why they are appropriate.
          In response to the Staff’s comment, assumptions (h) and (i) have been deleted from page three of the legal opinion filed as Exhibit 5.3 to Amendment No. 1.
17.	The legality opinion should speak as of the date of effectiveness. Please have counsel revise the penultimate paragraph of the opinion accordingly or confirm that counsel will refile the opinion reasonably close to the date of effectiveness.
          In response to the Staff’s comment, the legal opinion filed as Exhibit 5.3 to Amendment No. 1 has been revised to speak as of the date of effectiveness.
Exhibit 5.4
18.	Counsel may examine any documents of its client that it believes necessary to form its opinion. Please have counsel revise the first full paragraph on page 2 accordingly.
          In response to the Staff’s comment, Brown McCarroll LLP has revised the second full paragraph on page one and the first full paragraph on page two of its legal opinion, which has been filed as Exhibit 5.4 to Amendment No. 1.
* * * * *

          If you have any questions regarding this letter, please do not hesitate to call Peter Loughran at (212) 909-6375 or Donald Guthrie at (212) 909-6797.
Regards,
/s/ Peter J. Loughran
Peter J. Loughran

cc:	J. Nolan McWilliams Juan Migone David Humphrey Securities and Exchange Commission Amy L. Bertauski LRI Holdings, Inc.
Enclosures